UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  January 31,
2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     X       MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60601

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Northern Funds (the "Company"), which include the Multi-Manager Emerging Markets Debt Opportunity Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 31, 2014. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2014, and with respect to agreement of security purchases and sales, for the period from December 3, 2013 (commencement date of Multi-Manager Emerging Markets Debt Opportunity Fund) through January 31, 2014:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Company's custodian, and The Depository Trust Company, without prior notice to management;
2. Confirmation and verification through a review of documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 95% of all securities held in book entry form by various sub-custodians and Depository Trust Company.
3. Reconciliation of all such securities to the books and records of the Company and NT;
4. Agreement of 1 security purchase and 1 security sale or maturity since our last report from the books and records of the Company to the subsequent settlement in cash records provided by NT.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2014 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
July 8, 2014
























Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Funds (the "Company"), which includes the Multi-Manager Emerging Markets Debt Opportunity Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2014, and from December 3, 2013 (commencement date of Multi-Manager Emerging Markets Debt Opportunity Fund) through January 31, 2014.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2014, and from December 3, 2013 (commencement date of Multi-Manager Emerging Markets Debt Opportunity Fund) through January 31, 2014, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Lloyd Wennlund
Lloyd A. Wennlund
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds